Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in Registration Statement (No. 333-256366) on Form N-2 of Saratoga Investment Corp. of our report dated May 4, 2022 with respect to the statements of assets and liabilities, including the schedules of investments, as of February 28, 2022 and 2021, and the related statements of operations, changes in net assets, and cash flows for the years ended February 28, 2022 and 2021, and the related notes to the financial statements of Saratoga Investment Corp. CLO 2013-1, Ltd. included in this Annual Report (Form 10-K) of Saratoga Investment Corp. for the year ended February 28, 2022.

/s/ CohnReznick LLP

Chicago, Illinois

May 4, 2022